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                                                               EX-99.B15(c)(vii)



                            STAGECOACH FUNDS, INC.
                    CALIFORNIA TAX-FREE MONEY MARKET TRUST

                              DISTRIBUTION PLAN



      Section 1. If and to the extent any portion of the fees paid of the California Tax-Free Money Market Company (the "Fund") of Stagecoach Funds, Inc. (the "Company") under its Shareholder Servicing Plan and related Shareholder Servicing Agreement are considered an indirect payment to finance activities or services that are primarily intended to result in the sale of shares in the LifePath Master Portfolios, such fees are deemed approved and may be paid pursuant to this Distribution Plan and in accordance with Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act"). The portion of such fees that is deemed approved pursuant to this Distribution Plan shall not exceed 0.20% of the average daily net assets of the Fund on an annual basis.

      Section 2. Any person authorized to direct the disposition of monies paid or payable pursuant to this Distribution Plan or any related agreement shall provide to the Company's Board of Directors, and the Directors shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. All expenses incurred by the Fund in connection with this Distribution Plan shall be borne entirely by the holders of the shares of the Fund involved.

      Section 3.  This Distribution Plan will become effective on the later of
(a) the date the Fund commences operations or (b) the date of it approval by a majority of the Board of Directors, including a majority of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company and who have no direct or indirect financial interest in the operation of this Distribution Plan or in any agreements entered into in connection with this Distribution Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Distribution Plan.

      Section 4. This Distribution Plan shall continue in effect for so long as its continuance is specifically approved at least annually by the Company's Board of Directors in the manner described in Section 3(b).

      Section 5. This Distribution Plan may be amended at any time by the Company's Board of Directors, provided that (a) any amendment to increase materially the amount to be spent by the Fund for distribution pursuant to this Distribution Plan shall be effective only upon approval by a vote of a majority of the outstanding shares of such Fund, and (b) any material amendments of the terms of this Distribution Plan shall become effective only upon approval by the Board of Directors as provided in Section 3(b) hereof.




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      Section 6.  This Distribution Plan is terminable, as to the Fund's shares, without penalty at any time by (a) a vote of a majority of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company and who have no direct or indirect financial interest in the operation of this Distribution Plan or in any agreements entered into in connection with this Distribution Plan, or (b) a vote of a majority of the outstanding shares of such Fund.

      Section 7. While this Distribution Plan is in effect, the selection and nomination of those Directors who are not "interested persons" (as defined in the 1940 Act) of the Company shall be committed to the discretion of such non-interested Directors.

      Section 8. The Company will preserve copies of this Distribution Plan, any written reports regarding this Distribution Plan presented to the Board of Directors, and any agreements related to this Distribution Plan for a period of not less than six years.



Adopted by Board of Directors: October 24, 1996
Effective:  ____________, 1996




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